

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

Jan Moller Mikkelsen
President and Chief Executive Officer
Ascendis Pharma A/S
Tuborg Boulevard 5
DK-2900 Hellerup, Denmark

     Re: Ascendis Pharma A/S
         Form 20-F for the Fiscal Year Ended December 31, 2016
         Filed March 22, 2017
         File No. 001-36815

Dear Mr. Mikkelsen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance